9/2/03


03051767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 8-29-03

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2003
WASH. D.C.

SEC FILE NUMBER
8- 48773

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRUST BENEFITS GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 NAVAHO DRIVE
(No. and Street)

BRENTWOOD	TN	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LONNIE PATTERSON — 615-661-9174
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BLANKENSHIP CPA GROUP, PLLC
(Name – *if individual, state last, first, middle name*)

109 WESTPARK DRIVE, STE. 430	BRENTWOOD	TN	37027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LONNIE PATTERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRUST BENEFITS GROUP, INC., as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUST BENEFITS GROUP, INC.
FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULES
AND
INDEPENDENT AUDITORS' REPORT
YEAR ENDED JUNE 30, 2003

TRUST BENEFITS GROUP, INC.
FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES AND INDEPENDENT AUDITORS' REPORT
YEAR ENDED JUNE 30, 2003

TABLE OF CONTENTS

BLANKENSHIP CPA GROUP, PLLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
109 Westpark Drive ◦ Suite 430
Brentwood, TN 37027-5032
615-373-3771 ◦ FAX 615-377-4915

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Trust Benefits Group, Inc.

We have audited the accompanying statement of financial condition of Trust Benefits Group, Inc. (a Tennessee corporation, the "Company") as of June 30, 2003, and the related statements of operations and changes in accumulated deficit and cash flows for the year ended June 30, 2003. These financial statements are the responsibility of Trust Benefits Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trust Benefits Group, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blankenship CPA Group, PLLC

July 24, 2003

TRUST BENEFITS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

Cash	$	14,063
Receivables		783
Investments		2,415
Furniture and equipment at cost, less accumulated depreciation of $5,427		1,186
Deferred tax asset		1,161
TOTAL ASSETS	$	19,608

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	347
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000 shares authorized and issued, 500 shares outstanding		50,000
Less treasury stock, 500 shares, at cost		(25,000)
Accumulated deficit		(5,739)
TOTAL STOCKHOLDER'S EQUITY		19,261
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	19,608

The accompanying notes are an integral part of these financial statements.

TRUST BENEFITS GROUP, INC.
STATEMENT OF OPERATIONS AND CHANGES IN ACCUMULATED DEFICIT
YEAR ENDED JUNE 30, 2003

REVENUES	
Commissions	$ 19,678
Other income	90
TOTAL REVENUE	19,768
EXPENSES	
Outside services	6,111
Telephone	3,166
Professional fees	3,000
Office supplies	2,964
Director's fees	2,000
Dues and registration	1,088
Taxes and licenses	1,027
Unrealized loss on investments	885
Travel and entertainment	790
Miscellaneous	718
Depreciation	598
Insurance	571
Outside labor	150
TOTAL EXPENSES	23,068
LOSS BEFORE INCOME TAXES	(3,300)
INCOME TAX BENEFIT	619
NET LOSS	(2,681)
ACCUMULATED DEFICIT, BEGINNING OF THE YEAR	(3,058)
ACCUMULATED DEFICIT, END OF THE YEAR	$ (5,739)

The accompanying notes are an integral part of these financial statements.

TRUST BENEFITS GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(2,681)
Adjustments to reconcile net loss to net cash used by operating activities		
Change in unrealized loss on investments		885
Depreciation		598
(Increase) decrease in		
Receivables		1,542
Deferred taxes		(619)
Increase (decrease) in		
Accounts payable		(91)
Net Cash Used By Operating Activities		(366)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash payments for equipment purchases		(1,000)
Net Cash Used By Investing Activities		(1,000)
NET DECREASE IN CASH		(1,366)
CASH, BEGINNING OF THE YEAR		15,429
CASH, END OF THE YEAR	$	14,063

The accompanying notes are an integral part of these financial statements.

TRUST BENEFITS GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Trust Benefits Group, Inc. (the "Company") was incorporated October 17, 1995 in the state of Tennessee and is engaged in insurance and investment brokerage services. The Company is registered with the Securities and Exchange Commission (SEC) as a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD). The Company's principal sources of revenue result from commissions earned from insurance and securities transactions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and changes therein and the disclosure of commitments and contingencies. Actual results could differ from those estimates.

Revenue Recognition and Receivables

Commission revenue and related expenses from customers' securities transactions are recorded on a trade date basis. Insurance commissions are recognized at the time the underwriting is completed and the income is reasonably determinable. All receivables are deemed collectible; accordingly, no allowance for doubtful accounts has been included in the financial statements.

Investment Securities

Marketable equity securities are classified as trading securities and are carried at fair value, with unrealized gains and losses included in earnings. Gains and losses on the sale of trading securities are determined using the specific identification method.

Furniture, Equipment and Depreciation

Furniture and equipment are reported at cost and include improvements that significantly add to utility or extend useful lives. Costs of maintenance and repairs are charged to expense as incurred. When depreciable assets are disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain (except on trade-in) or loss is included in income for the period. Furniture and equipment are depreciated principally by an accelerated method over their estimated useful lives which range from five to seven years.

TRUST BENEFITS GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEAR ENDED JUNE 30, 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-Lived Assets

The Company periodically reviews the values assigned to long-lived assets to determine if any impairments are other than temporary. Management believes that the long-lived assets in the accompanying statement of financial condition are appropriately valued.

Income Taxes

The Company accounts for income taxes according to the liability method. Under this method, deferred tax assets and liabilities are determined on the differences between financial reporting and income tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NOTE 3 - INVESTMENT SECURITIES

As of June 30, 2003, the Company owned 300 shares of Nasdaq stock which is recorded at fair market value of $2,415, with a cost of $3,300, resulting in an unrealized loss of $845.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowing under subordination agreements at June 30, 2003.

NOTE 5 - NET CAPITAL AND RESERVE REQUIREMENTS

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000. At June 30, 2003, the Company's net capital as defined by SEC Rule 15c3-1 was $11,930 in excess of minimum net capital required.

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Company maintains a special account for exclusive benefit of customers as requested for exemption under SEC Rule 15c3-3.

TRUST BENEFITS GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEAR ENDED JUNE 30, 2003

NOTE 6 - INCOME TAXES

The income tax benefit consists of the following:

Deferred:	
Federal	($ 490)
State	(129)
Income tax benefit	($ 619)

The expected income tax benefit at the federal statutory rate differs from the actual income tax benefit as follows:

Income tax benefit at federal statutory rate	($ 495)	(15.0)%
State income tax, net of federal benefit	(182)	(5.5)
Other	(13)	(0.4)
Non-deductible expense	71	2.1
Total income tax benefit	($ 619)	(18.8)%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities consist of the following:

Deferred income tax assets:	
Net operating loss carryforwards	$ 885
Unrealized loss on securities	178
Contribution carryforwards	161
	1,224
Deferred income tax liabilities:	
Depreciation	(63)
Net non-current deferred tax asset	$ 1,161

The Company has federal and state tax net operating loss carryforwards of approximately $4,300 available to offset future taxable income. The carryforwards begin to expire in 2022.

SUPPLEMENTAL SCHEDULES

TRUST BENEFITS GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Net worth per financial statement	$ 19,261
Nonallowable assets	(1,969)
Haircuts on securities	(362)
Net capital	$ 16,930

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of June 30, 2003):

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 15,769
Audit adjustments to correct:	
Depreciation and accumulated depreciation	(139)
Deferred income taxes	1,161
Effect of changes in nonallowable assets on net capital:	
Furniture and equipment	139
Net capital per above	$ 16,930

TRUST BENEFITS GROUP, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2003

Minimum net capital requirement	$ 23
Minimum dollar net capital requirement	$ 5,000
Greater of above amounts	$ 5,000
Excess net capital	$ 11,930
Excess net capital at 1000%	$ 16,895

BLANKENSHIP CPA GROUP, PLLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
109 Westpark Drive ◦ Suite 430
Brentwood, TN 37027-5032
615-373-3771 ◦ FAX 615-377-4915

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
Trust Benefits Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Trust Benefits Group, Inc. (the "Company") for the year ended June 30, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Our assessment of the internal control was limited to obtaining an understanding of the internal control sufficient to plan our audit and did not include tests of control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 4c of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's objectives mentioned above. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected by such controls. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate in all material respects at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blankenship CPA Group, PLLC

July 24, 2003